

January 7, 2014

Via E-mail
Mr. Philippe P. Dauman
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

  Re: **Viacom Inc.**
     Form 10-K for the Year Ended September 30, 2013
     Filed November 14, 2013
     File No. 001-32686

Dear Mr. Dauman:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings and confirm to us that you will do so.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Media Networks

Advertising, page 41

1. We note from Mr. Thomas Dooley's remarks during your fourth quarter earnings call that almost all of your advertising is an integrated package because of great demand from your largest advertisers to buy across the ecosystem. Please expand your disclosure to explain the nature of the integrated package and to what extent the advertising revenue growth was driven by advertising platform (i.e., television, online, mobile) for all periods presented.

Critical Accounting Estimates

Revenue Recognition, page 60

2.   We note your disclosure hereunder that you evaluate multiple element arrangements for bundled advertising and content licenses, which involves allocating the consideration among individual deliverables within the bundled arrangement. Please expand your disclosure to separately identify each unit of accounting and your basis for allocating revenue and recognizing revenue therefrom.

Financial Statements

Legal Matters, page 96

3.   Tell us how you recorded the settlement of the Melrose dispute, including the acquisition of Melrose 2 investors' remaining interests, in your financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director